

Ford F-Series Surpasses the 70,000 Mark; Ford Brand SUVs Set Record; Company's Overall U.S. Sales Down 7.2 Percent


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APRIL 2017 SALES

	Total Vehicle	Retail	Fleet	Truck	SUV	Car
U.S. Sales	**214,695**	**140,762**	**73,933**	**91,520**	**73,318**	**49,857**
Versus April 2016	-7.2%	-10.5%	0.0%	-4.2%	1.2%	-21.2%

HIGHLIGHTS

- **Ford Motor Company's overall U.S. April 2017 sales** declined 7.2 percent compared to a year ago, with 214,695 vehicles sold

- **Retail sales totaled 140,762 vehicles,** a 10.5 percent decline

- **Fleet sales flat,** with 73,933 vehicles sold

- **Ford Motor Company average transaction pricing remains strong,** increasing $1,900 last month, outperforming the industry increase of $210*

- **Ford F-Series surpassed** the 70,000 vehicle mark, with 70,657 pickups sold. This is a 0.2 percent decline versus a year ago, with an overall increase of $3,700 in average transaction pricing*

- **Ford Escape sales totaled 25,637 vehicles last month,** up 7 percent

- **Ford Expedition sales totaled 5,116 SUVs,** a 13 percent gain; Ford Edge up 6 percent, with 12,147 vehicles sold

- **Lincoln retail sales up 3 percent,** retail passenger cars up 43 percent

About Ford Motor Company

[Ford Motor Company](#) *is a global automotive and mobility company based in Dearborn, Michigan. With about 202,000 employees and 62 plants worldwide, the company's core business includes designing, manufacturing, marketing and servicing a full line of Ford cars, trucks and SUVs, as well as Lincoln luxury vehicles. To expand its business model, Ford is aggressively pursuing emerging opportunities with investments in electrification, autonomy and mobility. Ford provides financial services through Ford Motor Credit Company. For more information regarding Ford and its products and services, please visit* www.corporate.ford.com*.*

*Average transaction pricing is based on J.D. Power and Associates' PIN data



"Strong demand for high-series Super Duty trucks and diesel powertrains drove a $1,900 increase in Ford's transaction pricing versus an industry increase of just $210. F-150 customers equipped nearly 70 percent of their trucks with EcoBoost engines last month, with dealers seeing strong demand for our new Raptor."

Mark LaNeve, Ford Vice President, U.S. Marketing, Sales and Service

KEY VEHICLES



Ford Super Duty

A strong high-series mix of Super Duty models – Lariat, King Ranch and Platinum, along with strong demand for our new diesel powertrain – increased average transaction pricing by $8,400 per truck. Super Duty transaction pricing for April reached a record $58,200 per truck.



Ford Escape

Ford brand SUV sales totaled 67,309 vehicles last month, up 3 percent, for a new April record; Growth came from record Escape sales and strong increases in both Edge and Expedition sales.



2018 Ford Expedition

Ford Expedition sales increased 13 percent in April, with total sales of 5,116 SUVs. Gains came from the Central region, up 18 percent, and the Southeast, up 15 percent. The all-new 2018 Expedition goes on sale this fall.



2018 Lincoln Navigator

Lincoln retail sales increased 3 percent in April, with MKZ and the all-new Continental driving gains . At the New York Auto Show, Lincoln announced its all-new Navigator goes on sale later this year.

For news releases, related materials and high-resolution photos and video, visit www.media.ford.com.

April 2017 Sales

FORD MOTOR COMPANY
APRIL 2017

Fleet Segment	April 2017		April CYTD	
	Percent of Total Sales	**YOY Change**	**Percent of Total Sales**	**YOY Change**
Rental	15.3%	3.1 points	15.4%	(0.3) points
Commercial	12.6%	(0.3) points	12.0%	(1.0) points
Government	6.5%	(0.4) points	6.0%	(0.2) points
Total Fleet	34.4%	2.5 points	33.5%	(1.5) points

Gross Stock (incl. in-transit)	April 2017		March 2017		April 2016	
	Units at Month-End	**Days' Supply**	**Units at Month-End**	**Days' Supply**	**Units at Month-End**	**Days' Supply**
Cars	167,779	87	168,133	79	188,534	80
SUVs	196,668	70	204,695	72	194,822	73
Trucks	323,523	92	328,973	87	358,693	101
Total	687,970	83	701,801	80	742,049	87

Dealer Stock (on ground)	April 2017		March 2017		April 2016	
	Units at Month-End	**Days' Supply**	**Units at Month-End**	**Days' Supply**	**Units at Month-End**	**Days' Supply**
Cars	138,063	72	128,720	61	164,149	70
SUVs	170,863	61	171,427	60	163,757	61
Trucks	284,684	81	278,811	74	312,818	88
Total	593,610	72	578,958	66	640,724	75

CONTACT

Erich Merkle
313.806.4562
emerkle2@ford.com